SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Last update: 06/09/2023

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 07/10/2023

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the Bookkeeping Agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of [B]³ Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the Bookkeeping Agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copels head office Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its the Division of Shareholders and Regulatory Obligations of the Capital Market.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

A digitalized copy of the ballot and the pertinent documentation should be sent to the following email address: acionistas@copel.com. Alternatively, a physical copy of the ballot paper and pertinent documentation may be sent to Copel’s head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Division of Shareholders and Regulatory Obligations of the Capital Market.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by July 3, 2023 (inclusive), pursuant to article 21-B of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Institution contracted by the Company to provide securities bookkeeping services: Banco Bradesco S.A

Departamento de Ações e Custódia A/C: Carlos Augusto Dias Pereira

Núcleo Cidade de Deus, Prédio Amarelo, 2º Andar, Vila Yara Osasco, SP CEP: 06029900 Phone: (+55) 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: CPLE3;CPLE11]

1. Reform and consolidation of the Companys bylaws to provide that the Board of Directors may approve, without statutory modification, the increase of the capital stock, up to the limit of 4,000,000,000 new shares, nominative, book-entry and without par value, for (Authorized Capital Reform Bylaws): (i) capitalization of profits or reserves; (ii) the issuance, if resolved by the General Meeting, of subscription warrants, convertible debentures or the granting of stock options to management and employees, the exercise of the respective conversion or subscription rights; or

(iii) the placement by stock exchange sale or public subscription of new common shares.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 07/10/2023

(iii) the placement by stock exchange sale or public subscription of new common shares. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

2. Authorization for the Company to carry out the public offering for primary distribution of common shares issued by the Company and American Depositary Receipts (ADR and Offering), and consequent submission of the Offering registration application (Registration Application): (i) to the Brazilian Securities and Exchange Commission (CVM) pursuant to Federal Law No. 6,385, of December 7, 1976, CVM Resolution No. 160, of July 13, 2022 (RCVM 160/22), and other applicable legal and regulatory provisions; and (ii) to the U.S. Securities and Exchange Commission (SEC), pursuant to the U.S. Securities Act of 1933, and other rules adopted by SEC.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

3. Authorization and delegation to the Board of Directors of powers to (Delegation): (i) negotiate, define and approve all the terms and conditions of the Offering, subject to the provisions of applicable laws and regulations, including, without limitation: a) respective schedules, structure and other terms and conditions, including, as applicable, the issuance of additional shares or ADRs (hot issue) and supplemental shares or ADRs (green shoe); b) the increase in the Companys capital stock, within the limits of the authorized capital, for purposes of the Offering; and c) the issue price of the shares within the scope of the Offering after the conclusion of the bookbuilding procedure (Price per Share), observing that the Price per Share cannot be lower than the minimum price per common share; (ii) approve the prospectuses, forms and other documents, instruments and contracts related to the Offering; and (iii) authorize the Companys officers to perform all acts that may be necessary in connection with the Offering, including, without limitation, communication with, among others, CVM, SEC and B3 S.A. - Brasil, Bolsa, Balcão (B3), and the negotiation, contracting and execution of all documents, instruments and agreements that may be necessary to carry out the Offering.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

4. Creation, under suspensive condition to the liquidation of the public offering for secondary distribution of shares to be made by the State of Paraná with the consequent transformation of the Company into a corporation with dispersed capital and no controlling shareholder (Transformation into Corporation) of a special class preferred share, pursuant to article 17, paragraph 7, of Federal Law 6,404, of December 15, 1976, and in compliance with State Law 21,272, of November 30, 2022, with the following characteristics, preferences and advantages (Golden Share); (i) it will be held exclusively by the State of Paraná; (ii) it may only be redeemed upon legal authorization and resolution of the extraordinary general meeting; (iii) it will confer priority in the reimbursement of the capital stock, with no premium, corresponding to the percentage of the capital stock figure represented by such share; (iv) it will not have voting rights and will not acquire full voting rights in case of failure to declare or pay the proceeds to which it is entitled; (v) as long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, it will confer veto power on the resolutions of the general meeting related to item VII, § 7 of Art. 5 of the proposed bylaws for the transformation of Copel into a corporation. (Annex V of the Management’s Proposal).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

5. Conversion, under condition precedent to the Transformation into Corporation, of a common share held by the State of Paraná into a Golden Share, in accordance with State Law 21,272, of November 30, 2022 (Golden Share Conversion).

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 07/10/2023

[Eligible tickers in this resolution: CPLE3;CPLE11]

6. Full reform and consolidation of the Companys bylaws, under suspensive condition to the Transformation into Corporation, to provide for, among other modifications (Corporation Bylaws):

(i) creation and issuance of the Golden Share held by the State of Paraná; (ii) exclusion of the provisions provided by Federal Law No. 13,303, of June 30, 2016; (iii) creation of limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total votes conferred by the voting shares in each resolution; (iv) alteration of the attributions of the statutory committees; (v) alteration of the composition of the Companys board of directors to provide that all members are elected by the general meeting of shareholders, observing the right to vote separately by shareholders holding preferred shares that meet the requirements of art. 141, § 4 of Federal Law 6,404 of December 15, 1976; (vi) alteration of the composition of the Companys Supervisory Board to three effective members and respective alternates, with a term of office of one year, reelection being permitted; (vii) exclusion of the need to assess the economic value of the Companys shares for the purpose of reimbursing dissenting shareholders, such value to be calculated solely on the basis of the book value per share, according to the shareholders equity contained in the latest financial statements approved by the general meeting; (viii) adaptation to the structure of a company with dispersed capital and no controlling shareholder; and (ix) inclusion of a statutory device of protection to shareholding dispersion (poison pill).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

7. Authorization for the Companys managers to submit to B3 a request, even if conditioned, for the Company to join the special segment of B3s stock market named Novo Mercado (New Market) and to admit the Companys shares to trading on said segment.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

8. Mandatory conversion of all class A preferred shares and all class B preferred shares into common shares, registered, book-entry and without par value, in the proportion of one class A or class B preferred share for one common share (Conversion of Shares), the effectiveness of which will be subject to the fulfillment of the following suspensive conditions (New Market Suspensive Conditions): (i) transformation into Corporation; (ii) ratification of the Conversion of Shares at a special meeting of preferred shareholders, pursuant to article 136, paragraph 1 of Federal Law 6,404, of December 15, 1976 (Ratification); and (iii) effective admission of the Company to the New Market segment and effective admission to trading of the Companys shares in the New Market segment (Migration to New Market).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

9. Extinction, conditioned to the implementation of the New Market Suspensive Conditions, of the program for the issuance of depositary receipts consisting of one common share and four class B preferred shares (Units).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

10. Full reform and consolidation of the Companys bylaws, conditioned to the implementation of the New Market Suspensive Conditions, to provide for the Conversion of Shares, the extinction of Units and the inclusion of the mandatory provisions set forth in the New Market regulations.

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 07/10/2023

[Eligible tickers in this resolution: CPLE3;CPLE11]

11. Authorization for the managers to practice all the necessary acts, in Brazil and abroad, to put into effect all the above resolutions.

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 9, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.